UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cachet Financial Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00750W101

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tiburon Opportunity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.59% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) This percentage is calculated based on 37,328,462 shares of Common Stock which were issued and outstanding as of March 9, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,449,638 shares of Common Stock underlying the unexercised warrants and unconverted preferred stock of Stockholder.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bortel Investment Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization WA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.59% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) This percentage is calculated based on 37,328,462 shares of Common Stock which were issued and outstanding as of March 9, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,449,638 shares of Common Stock underlying the unexercised warrants and unconverted preferred stock of Stockholder.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Bortel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

6,201,072 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, discussed below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.59% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based on 37,328,462 shares of Common Stock which were issued and outstanding as of March 9, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,449,638 shares of Common Stock underlying the unexercised warrants and unconverted preferred stock of Stockholder.

This Amendment No. 1 to Schedule 13D is being filed on behalf of Tiburon Opportunity Fund, L.P., a Delaware limited partnership (the “Stockholder”), Bortel Investment Management LLC, a Washington limited liability company (the “General Partner”), and Peter Bortel, an individual and the managing member of the General Partner (together with the Stockholder and the General Partner, the “Reporting Persons”) to note the increase in the Reporting Persons’ ownership from 13.1% to 15.59%. This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share, of Cachet Financial Solutions, Inc., a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. The General Partner is the general partner of the Stockholder. The Stockholder directly owns the Common Stock to which this Amendment No. 1 to Schedule 13D relates, and the General Partner and Mr. Bortel may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Stockholder to vote and to dispose of the securities held by the Stockholder, including the Common Stock. This Amendment No. 1 to Schedule 13D amends the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on August 25, 2015 (the “Schedule 13D”).

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 18671 Lake Drive East, Southwest Tech Center A, Minneapolis, MN 55317.

Item 2. Identity and Background.

(a)	This statement is filed by the Reporting Persons. The General Partner is organized as a limited liability company under the laws of the State of Washington. The Stockholder is organized as limited partnership under the laws of the State of Delaware. Mr. Bortel is the managing member of the General Partner and controls the General Partner’s business activities.

(b)	The address of the principal business and principal office of the Stockholder, the General Partner and Mr. Bortel is 13313 Point Richmond Beach Road NW, Gig Harbor, WA 98332.

(c)	The principal business of the General Partner is to serve as the general partner of the Stockholder. The principal business of the Stockholder is to invest and trade in securities. The principal business of Mr. Bortel is to act as managing member of the General Partner.

(d)	None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as set forth herein, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Peter Bortel was a minority partner at Pegasus Investment Management, LLC (“PIM”), which was founded and headed by Douglas Saksa. Consistent with industry practice, at times, PIM was paid by third parties for outside consulting. In one instance, PIM provided consulting services to Alchemy Ventures (“AV”), a firm developing a futures trading platform. At AV’s request, PIM provided AV with Mr. Saksa’s services – futures trading strategy and futures trading data at the end of each day. In addition, Messrs. Bortel and Saksa provided industry research and consulting regarding hiring by AV of its futures traders to use Mr. Saksa’s strategy. There was no other business relationship among PIM, Mr. Saksa, Mr. Bortel or AV, or any of them. As part of this relationship, AV requested and received the benefit of lower commission rates from M3, the same futures trading provider used by PIM. M3 and PIM were not affiliated in any way. AV failed to inform PIM of the benefit it received from M3.

The Securities and Exchange Commission (the “SEC”) instituted proceedings against PIM and Messrs. Bortel and Saksa. See In the Matter of Pegasus Investment Management, LLC, Peter Benjamin Bortel, and Douglas Wayne Saksa, Respondents (Investment Advisers Act of 1940 Release No. 3215, June 15, 2011) (Administrative Proceeding File No. 3-14425). The SEC maintained that PIM should have questioned AV to discover the M3 benefit. PIM and Messrs. Bortel and Saksa argued that PIM was not responsible for auditing AV or M3, and that PIM and Messrs. Bortel and Saksa could not be reasonably suspect this benefit between AV and M3.

In order to save legal costs, effective June 15, 2011, PIM and Messrs. Bortel and Saksa consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 203(e), 203(f), and 203(k) of the Investment Advisers Act of 1940, Making Findings, and Imposing Remedial Sanctions and Cease-and-Desist Orders (the “Order”). The three parties agreed to pay a fine in this matter and return fees from this agreement to the United States Treasury. Pursuant to the Order, the SEC found that the parties violated Section 206(2) of the Investment Advisors Act.

(f)	Mr. Bortel is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Stockholder expended an aggregate of approximately $1,704,711 of its own investment capital to acquire the 6,201,072 shares of Common Stock held by it (the “Securities”).

Item 4. Purpose of Transaction.

The Stockholder holds the Issuer’s securities for investment purposes. The Stockholder intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of Common Stock.

The Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of March 9, 2016, the Reporting Persons beneficially own 6,201,072 shares of Common Stock (which assumes the exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively), representing approximately 15.59% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 37,328,462 shares of Common Stock issued and outstanding as of March 9, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,449,638 shares of Common Stock underlying the unexercised warrants and unconverted preferred stock of Stockholder.

(b)	The information set forth in Item 5(a) of this Amendment No. 1 to Schedule 13D is incorporated herein by reference. The Reporting Persons share voting and dispositive power over the 6,201,072 shares of Common Stock held by the Stockholder.

(c)	Since the most recent filing of a statement on Schedule 13D on August 25, 2015, the following transactions have been effected by the Stockholder in the Common Stock and derivative securities of the Issuer relating to the Common Stock through the date of this filing:

Date	Nature of Transaction	Number of Shares	Price per Share ($)	Where and How Effected
11/6/2015	Acquisition of Common Stock	350,000	0.4816	Private acquisition by partially exercising a warrant issued on 10/22/2014 to purchase 533,336 shares of Common Stock at an exercise price of $0.4816 per share. Such warrant remains unexercised as to 183,336 shares at an exercise price of $0.329 per share.

11/16/2015	Acquisition of Warrant	385,000	N/A	Acquisition of a warrant to purchase 385,000 shares of Common Stock at an exercise price of $0.4816 per share, to replace exercised warrants. Pursuant to an amendment to the warrant dated January 5, 2016, the exercise price was reduced to $0.329 per share.

11/24/2015	Acquisition of Warrant	168,117	N/A	Acquisition of a warrant to purchase 168,117 shares of Common Stock at an exercise price of $0.4816 per share, to replace exercised warrants. Pursuant to an amendment to the warrant dated January 5, 2016, the exercise price was reduced to $0.329 per share.

1/6/2016	Acquisition of Common Stock	385,000	0.329	Private acquisition by fully exercising a warrant issued on 11/16/2015 to purchase 385,000 shares of Common Stock at an exercise price of $0.329 per share.

1/6/2016	Acquisition of Common Stock	68,117	0.329	Private acquisition by partially exercising a warrant issued on 11/24/2015 to purchase 168,117 shares of Common Stock at an exercise price of $0.329 per share. Such warrant remains unexercised as to 100,000 shares at an exercise price of $0.329 per share.

1/6/2016	Acquisition of Warrant	498,429	N/A	Acquisition of a warrant to purchase 498,429 shares of Common Stock at an exercise price of $0.329 per share to replace exercised warrants.

1/29/2016	Acquisition of Warrant	250,000	N/A	Acquisition of a warrant to purchase 250,000 shares of Common Stock at an exercise price of $0.329 per share in connection with a loan by Stockholder to Issuer.

2/28/2016	Acquisition of Warrant	250,000	N/A	Acquisition of a warrant to purchase 250,000 shares of Common Stock at an exercise price of $0.329 per share in connection with an additional loan by Stockholder to Issuer.

3/7/2016	Acquisition of Common Stock	500,000	0.329	Private acquisition by fully exercising (i) a warrant issued on 1/29/2016 to purchase 250,000 shares of Common Stock at an exercise price of $0.329 per share and (ii) a warrant issued on 2/28/2016 to purchase 250,000 shares of Common Stock at an exercise price of $0.329 per share.

3/7/2016	Acquisition of Warrant	250,000	N/A	Acquisition of a warrant to purchase 250,000 shares of Common Stock at an exercise price of $0.329 per share, to replace exercised warrants.

(d)	Other than the Stockholder, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement dated August 25, 2015 with respect to the joint filing of this amendment to the Schedule 13D.

Of the Securities beneficially held by the Stockholder, as of March 9, 2016, an aggregate of 1,689,760 shares of Common Stock are the subject to warrants to purchase shares of Common Stock acquired by the Stockholder from the Issuer.

Pursuant to the Warrant to Purchase Common Stock dated November 16, 2015, as amended on January 5, 2016, replacing previously exercised warrants, the Stockholder had the right to acquire up to 385,000 shares of Common Stock at an exercise price of $0.329 per share for a period of five years from the issuance date. On January 6, 2016, the Stockholder fully exercised the warrant purchasing 385,000 shares of Common Stock at an exercise price of $0.329 per share.

Pursuant to the Warrant to Purchase Common Stock dated November 24, 2015, as amended on January 5, 2016, replacing previously exercised warrants, the Stockholder had the right to acquire up to 168,117 shares of Common Stock at an exercise price of $0.329 per share for a period of five years from the issuance date. On January 6, 2016, the Stockholder partially exercised the warrant purchasing 68,117 shares of Common Stock at an exercise price of $0.329 per share.

Pursuant to the Warrant to Purchase Common Stock dated January 6, 2016, replacing previously exercised warrants, the Stockholder has the right to acquire up to 498,429 shares of Common Stock at an exercise price of $0.329 per share for a period of five years from the issuance date.

Pursuant to the Warrant to Purchase Common Stock dated January 29, 2016, in connection with a loan by Stockholder to the Issuer, the Stockholder had the right to acquire up to 250,000 shares of Common Stock at an exercise price of $0.329 per share for a period of five years from the issuance date. On March 7, 2016, the Stockholder fully exercised the warrant purchasing 250,000 shares of Common Stock at an exercise price of $0.329 per share.

Pursuant to the Warrant to Purchase Common Stock dated February 28, 2016, in connection with an additional loan by Stockholder to the Issuer, the Stockholder had the right to acquire up to 250,000 shares of Common Stock at an exercise price of $0.329 per share for a period of five years from the issuance date. On March 7, 2016, the Stockholder fully exercised the warrant purchasing 250,000 shares of Common Stock at an exercise price of $0.329 per share.

Pursuant to the Warrant to Purchase Common Stock dated March 7, 2016, replacing previously exercised warrants, the Stockholder has the right to acquire up to 250,000 shares of Common Stock at an exercise price of $0.329 per share for a period of five years from the issuance date.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Joint Filing Agreement, dated as of August 24, 2015, by and among the Reporting Persons (incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 25, 2015).

99.2	Warrant to Purchase Common Stock dated November 16, 2015.

99.3	Warrant to Purchase Common Stock dated November 24, 2015.

99.4	Amendment to Warrant to Purchase Common Stock dated January 5, 2016.

99.5	Warrant to Purchase Common Stock dated January 6, 2016.

99.6	Warrant to Purchase Common Stock dated January 29, 2016.

99.7	Warrant to Purchase Common Stock dated February 28, 2016.

99.8	Warrant to Purchase Common Stock dated March 7, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2016

TIBURON OPPORTUNITY FUND, L.P.

By:	Bortel Investment Management LLC, its general partner

By:	/s/ Peter Bortel
Name:	Peter Bortel
Title:	Managing Member

BORTEL INVESTMENT MANAGEMENT LLC

By:	/s/ Peter Bortel
Name:	Peter Bortel
Title:	Managing Member

/s/ Peter Bortel
Peter Bortel